SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                         Stanley Furniture Company, Inc.
                                (Name of Issuer)

                     Common Stock , Par Value $.02 Per Share
                         (Title of Class of Securities)

                                    854305208
                                 (CUSIP Number)

                               David W. Robertson
                                McGuireWoods LLP
                                One James Center
                            Richmond, Virginia 23219
                                 (804) 775-1031
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)
                                February 9, 2005
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note.Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 854305208
                                  Schedule 13D

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Albert L. Prillaman

2)   Check the Appropriate Row if a Member of a Group (See Instructions)
     (a)
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)   Citizenship or Place of Organization                       United States
     ------------------------------------

         Number of            7)       Sole Voting Power              243,400
                                       -----------------
         Shares Bene-
         ficially             8)       Shared Voting Power                  0
                                       -------------------
         Owned by
         Each                 9)       Sole Dispositive Power         243,400
                                       ----------------------
         Reporting
         Person With          10)      Shared Dispositive Power             0
                                       ------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     243,400

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     -----------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)
     --------------------------------------------------

     3.7%

14)  Type of Reporting Person (See Instructions)

     IN

                                  SCHEDULE 13D

Items 5, is amended as set forth below:

5. Interest in Securities of Stanley.

         The undersigned is beneficial owner of 243,400 (or 3.7% of the outstanding) shares of Common Stock. Such number includes 30,000 shares which could be acquired upon exercise of options granted under the Stanley 2000 Incentive Compensation Plan (the "Plan"). The undersigned has the sole power to vote or to direct the vote of the shares beneficially owned by him and the sole power to dispose or to direct the disposition of the shares beneficially owned by him; however, the undersigned may not sell or vote shares which may be acquired on exercise of options until such options are exercised and the related Common Stock is issued.

         The undersigned has had no transactions in the class of securities beneficially owned by him in the sixty days before the date of this amendment, except as described below.

                                       Type of Event or
              Date of Event               Transaction              Shares Sold            Price Per Share

               02/09/2005              Open Market Sale               2,500                   $49.5015
               02/09/2005              Open Market Sale                 200                   $49.5157
               02/09/2005              Open Market Sale               3,100                   $49.5552
               02/09/2005              Open Market Sale                 600                   $50.00
               02/09/2005              Open Market Sale               1,100                   $51.5362
               02/10/2005              Open Market Sale               1,200                   $48.50
               02/10/2005              Open Market Sale               2,500                   $48.5479
               02/10/2005              Open Market Sale               1,300                   $48.5969
               02/10/2005              Open Market Sale               5,000                   $48.69
               02/10/2005              Open Market Sale               7,500                   $48.8475
               02/10/2005              Open Market Sale               5,000                   $48.85
               02/11/2005              Open Market Sale               1,200                   $49.00
               02/11/2005              Open Market Sale                 800                   $49.0023
               02/11/2005              Open Market Sale               3,000                   $49.01
               02/14/2005              Open Market Sale               1,100                   $49.50
               02/15/2005              Open Market Sale                 200                   $48.00
               02/15/2005              Open Market Sale               7,500                   $48.5213
               02/15/2005              Open Market Sale                 500                   $48.5408
               02/16/2005              Open Market Sale                 600                   $47.75
               02/16/2005              Open Market Sale               1,600                   $47.8897
               02/17/2005              Open Market Sale                 200                   $48.00
               02/17/2005              Open Market Sale               2,000                   $48.0318
               02/17/2005              Open Market Sale               1,000                   $48.0403
               02/17/2005              Open Market Sale                 500                   $48.05
               02/17/2005              Open Market Sale               1,400                   $48.0503
               02/17/2005              Open Market Sale               1,900                   $48.0553
               02/17/2005              Open Market Sale                 300                   $48.0954
               02/17/2005              Open Market Sale                 400                   $48.1211
               02/17/2005              Open Market Sale                 300                   $48.25
               02/18/2005              Open Market Sale               1,300                   $46.5131
               02/18/2005              Open Market Sale                 200                   $46.61
               02/18/2005              Open Market Sale               1,000                   $46.71
               02/18/2005              Open Market Sale                 100                   $47.00
               02/18/2005              Open Market Sale                 900                   $47.0011
               02/18/2005              Open Market Sale               1,000                   $47.033
               02/18/2005              Open Market Sale               1,500                   $47.0353
               02/18/2005              Open Market Sale                 100                   $47.8555
               02/18/2005              Open Market Sale                 300                   $47.8845
               02/22/2005              Open Market Sale               2,500                   $45.50
               02/22/2005              Open Market Sale               6,200                   $45.55
               02/22/2005              Open Market Sale                 200                   $45.57
               02/22/2005              Open Market Sale               1,100                   $45.6333
               02/22/2005              Open Market Sale               1,700                   $46.2646
               02/22/2005              Open Market Sale                 800                   $46.50
               02/23/2005              Open Market Sale              11,500                   $45.05
               02/23/2005              Open Market Sale               3,200                   $45.0506
               02/23/2005              Open Market Sale                 100                   $45.18
               02/23/2005              Open Market Sale                 200                   $45.52
               02/24/2005              Open Market Sale               1,400                   $44.50
               02/24/2005              Open Market Sale               1,000                   $44.52
               02/24/2005              Open Market Sale               1,200                   $44.55
               02/24/2005              Open Market Sale                 200                   $44.59
               02/24/2005              Open Market Sale               1,200                   $44.60
               02/24/2005              Open Market Sale               1,800                   $44.66
               02/24/2005              Open Market Sale               1,600                   $44.75
               02/24/2005              Open Market Sale               1,600                   $44.80
               02/24/2005              Open Market Sale                 100                   $44.81
               02/24/2005              Open Market Sale               1,500                   $44.92

         The undersigned acquired the shares sold by exercising outstanding options granted under the Plan as described below:

                Date of Acquisition                 Shares Acquired                   Price Per Share

                    02/09/2005                           7,500                             $24.875
                    02/10/2005                          22,500                             $27.88
                    02/11/2005                           5,000                             $27.88
                    02/14/2005                           1,100                             $27.88
                    02/15/2005                           8,200                             $27.88
                    02/16/2005                           2,200                             $27.88
                    02/17/2005                           8,000                             $27.88
                    02/18/2005                           6,400                             $27.88
                    02/22/2005                          12,500                             $27.88
                    02/23/2005                          15,000                             $27.88
                    02/24/2005                          11,600                             $27.88

     The undersigned ceased to be the beneficial owner of more than 5% of the Common Stock on February 9, 2005.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 7, 2005                              /s/ Albert L. Prillaman
                                           -----------------------
                                               Albert L. Prillaman